PINETREE CAPITAL LTD. ACQUIRES SECURITIES OF
CREAM MINERALS LTD.

TORONTO, Canada (November 3, 2011) Pinetree Capital Ltd. (TSX: PNP), announces that through a series of transactions ending on November 2, 2011, it acquired ownership of 2,750,000 common shares (“Common Shares”) of Cream Minerals Ltd. (“Cream Minerals”) through the facilities of the TSX Venture Exchange, representing approximately 1.8% of the total issued and outstanding common shares of Cream Minerals as of November 2, 2011.  As a result of this transaction, Pinetree held, as at November 2, 2011, an aggregate of 23,250,000 common shares of Cream Minerals, including the Common Shares, and rights to acquire an additional 5,000,000 common shares of Cream Minerals upon exercise of certain convertible securities (the “Convertible Securities”).      In the event that the Convertible Securities are fully exercised, the holdings of Pinetree represents a total of 28,250,000 common shares of Cream Minerals, or approximately 18.0% of all issued and  outstanding common shares as  at  November 2,  2011, calculated on  a  partially diluted basis assuming the exercise of the Convertible Securities only.

This transaction was made for investment purposes and Pinetree could increase or decrease its investment in Cream Minerals depending on market conditions or any other relevant factor.

About Pinetree
Pinetree Capital Ltd. ("Pinetree") was incorporated under the laws of the Province of Ontario and its shares are publicly-traded on the Toronto Stock Exchange (“TSX”) under the symbol “PNP”. Pinetree is a diversified investment and venture capital firm focused on the small cap market.  Pinetree’s investments are primarily in the resources sector: Precious Metals, Base Metals, Oil and Gas, Potash, Lithium and Rare Earths, Uranium and Coal. Pinetree’s investment approach is to develop a macro view of a sector, build a position consistent with the view by identifying micro-cap opportunities within that sector, and devise an exit strategy designed to maximize our relative return in light of changing fundamentals and opportunities. Pinetree is recognized as a value-added partner in the resource industry.

Investor Relations:
Sheldon Inwentash	Richard Patricio
Chairman & CEO	Vice President, Legal and Corporate Affairs
Pinetree Capital Ltd.	Pinetree Capital Ltd.
130 King Street West, Suite 2500	130 King Street West, Suite 250
Toronto, Ontario, Canada, M5X 1A9	Toronto, Ontario, Canada, M5X 1A9
Website: www.pinetreecapital.com	Phone: 416-941-9600
Email: ir@pinetreecapital.com
Website: www.pinetreecapital.com